                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person

   MADDEN  STEVEN
   (Last)  (First)  (Middle)

   52-16 Barnett Avenue
   (Street)

   Long Island City,     NY       11104
         (City)        (State)    (Zip)

2. Issuer Name and Ticker or Trading Symbol

   STEVEN MADDEN, LTD- SHOO

3. IRS or Social Security Number of Reporting Person (Voluntary)



4. Statement for Month/Year

   10/97

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person to Issuer (Check all applicable)

   /x/ Director                            /x/ 10% Owner
   /x/ Officer (give title below)          / / Other (specify below)

                              President and CEO


                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-        6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned at     Direct      7. Nature of
                                  Date        Code        -----------------------------     End of       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 Month        Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------

Common Stock, par value $.0001  10/15       S             11,100        D     $7.21875   250,000         D

Common Stock, par value $.0001  10/15       S              6,800        D     $7.643     250,000         D

Common Stock, par value $.0001  10/17       S             28,900        D     $7.1875    250,000         D

Common Stock, par value $.0001  10/17       S             15,000        D     $7.00      250,000         D

Common Stock, par value $.0001  10/20       S             67,000        D     $7.00      250,000         D

Common Stock, par value $.0001  10/20       S             35,000        D     $7.00      250,000         D

Common Stock, par value $.0001  10/20       S             12,300        D     $7.0625    250,000         D

Common Stock, par value $.0001  10/22       S             23,900        D     $7.00      250,000         D

Common Stock, par value $.0001                                                  $1,284,816      I             *


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)


                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------

Options                                      $1.75       10/15      C                             200,000      3/23/95      3/23/99

Options                                      $3.31                                                              8/3/98      7/30/07

Options                                      $5.50                                                             7/15/98      7/15/07

Options                                      $5.50                                                              6/1/97      5/31/05

Options                                      $6.00                                                              7/3/98       1/2/00

Options                                      $6.00                                                              7/3/98       1/2/00


                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------


Options                       Common Stock                   200,000                     600,000           D

Options                       Common Stock                   500,000                     500,000           D

Options                       Common Stock                    20,000                      20,000           D

Options                       Common Stock                    20,000                      20,000           D

Options                       Common Stock                    20,000                      20,000           D

Options                       Common Stock                    20,000                      20,000           D


Explanation of Responses:

* Mr. Madden is an affiliate of BOCAP Corp., which is the record owner is of 1,284,816 shares of Common Stock of Steven Madden, Ltd.


     /s/ Steven Madden                                 11/7/97
    ----------------------------------                 -------
    **Signature of Reporting Person                     Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be mannualy signed. If space provided is insufficient, see instruction 6 for procedure.